DEVONSHIRE RESOURCES LTD.
Suite 1500 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of Devonshire Resources Ltd. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on December 31, 2007, at the hour of 9:00 A.M., Vancouver time, for the following purposes:

1.	To receive and consider the report of the Directors and the financial statements of the Company, together with the auditor's report thereon, for the financial year ended June 30, 2007.

2.	To fix the number of Directors at three.

3.	To elect Directors for the ensuing year.

4.	To appoint the auditor for the ensuing year.

5.	To authorize the Directors to fix the remuneration to be paid to the auditor.

6.	To approve and ratify the Company's existing Stock Option Plan.

7.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 23rd day of November, 2007.

BY ORDER OF THE BOARD

"TIMOTHY CROWHURST"
TIMOTHY CROWHURST
President/Chief Executive Officer